CONSENT OF TOM GARAGAN

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled “NI 43-101 Technical Report Feasibility Study: Otjikoto Gold Project, Province of Otjozondjupa, Republic of Namibia” dated February 25, 2013, (ii) mineral resource estimates for the Otjikoto Gold Project and (iii) mineral resource estimates for the Masbate Gold Project, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 31, 2014, which is also being incorporated by reference into the registration statement on Form S-8 (No. 333-192555) of B2Gold Corp.

/s/ Tom Garagan
Tom Garagan
March 31, 2014